Date:

May 23, 2011

Ms. Effie Simpson

Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Tel: 202-772-9210
Fax: 202-772-9210

Re:

San West, Inc.

Comments on Form 10-K for the year ended December 31, 2009 and 2010

File No. 0-28413

The purpose of this letter is to provide the Company’s responses to the January 28, 2011 Comment Letter (the “Comment Letter”) to Mr. Frank Drechsler, Chief Executive Officer of San West, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

Cordially,

Frank Drechsler

Note N - Merger

COMMENT 1.

We note from the disclosure in the first paragraph of Note N that HBS, the accounting acquiree, had 21,009,670 shares outstanding as of the effective date of the merger.  Given that San West was the accounting acquirer and accounted for the merger with HBS using recapitalization accounting, please explain why the number of shares issued in connection with the merger per the statement of stockholders’ equity of 18,945,637 does not agree to the number of HBS’s outstanding shares at the date of the merger transaction.  Please advise or revise as appropriate.

RESPONSE:

In review of your comment we note that we made a disclosure error and that the total shares outstanding as of the effective date of the merger was 88,429,227 and the 21,009,640 shares should be changed to read 18,945,637.  We have updated our disclosure in the 10-K/A.

Note N - Merger

COMMENT 2.

We note from the disclosure included in Note N that the increase in the Dutchess obligation of $327,525 that resulted from the Company’s default under the terms of the related obligation has been accounted for by the Company as an adjustment to stockholders’ equity.  Given that the recognition of such amount resulted from the Company’s default under the related debt obligation, we believe that this amount should be reflected as a penalty or interest expense in the Company’s financial statements.  Furthermore, if the Company believes that the recognition of this increase in the Dutchess obligation is directly related to the merger transaction, we believe it should be treated as a merger expense in the Company’s financial statements pursuant to the guidance in ASC 805-10-25-23.  Please revise the Company’s financial statements for 2009 to reflect the increase in the Dutchess debt obligation as an expense in the Company’s financial statements rather than as an adjustment to stockholder’s equity.

 RESPONSE:

We have restated the 2009 and 2010 financial statements in our 10-K to reflect the $327,525 of penalties as other expense in 2009 rather than a reduction in equity as part of the merger entry.

Note N - Merger

COMMENT 3.

In a related matter, we note from the disclosure on page F-19 that in connection with an amendment to the Dutchess obligation on June 11, 2009, the obligation was amended to allow Duchess conversion rights whether or not the Company is in default of the finance documents.  As the disclosure included on Page F-14 indicates that the obligation is convertible at a conversion price equal to 80% of the closing bid price of the Company’s common stock on the day prior to the conversion date, please explain why the Company did not recognize a beneficial conversion feature in connection with this amendment to the Dutchess obligation.

RESPONSE:

Under Note H – Convertible Promissory Notes and Notes Payable; Dutchess Private Equities L.P., we state the following:

Any beneficial conversion feature that may have been recognized would not be relevant to the financial statements for the post-merger reporting which occurred on June 5, 2009 as these transactions occurred prior to the merger.  Both notes were in default at the time of the merger on June 5, 2009 .……….. Both notes contain a conversion feature that became exerciseable only upon default.  As a result of the default status of the notes, Ducthess currently has the right to convert the notes at a conversion price equal to 80% of the closing bid price of our common stock on the day prior to the conversion date.  All conversions of Dutchess debentures are performed according to the methodology contained in the original notes.

The amendment to the Dutchess debt did not remove the notes from their default status and the conversion terms did not change.  In addition, an 80% conversion price or 20% discount to the prior day’s closing bid price represents a fair and equitable discount given the stock that would be issued upon conversion would be issued with restriction and not readily saleable.  For these reasons no beneficial conversion expense was recognized.

Note N - Merger

COMMENT 4.

Please revise the pro forma financial results reflected in Note N to the financial statements to give effect to the restatement to the Company’s financial statements for 2009 described in Note O to the Company’s financial statements.

RESPONSE:

We have revised our footnote to reflect the 2009 restatement in the merger pro formas.

Shareholder Loans, page F-19

COMMENT 5.

We note that pursuant to the plan of Merger, certain assets were to transfer to certain parties in satisfaction of 100% of the shareholder loans aggregating $615,975 if after six months from the effective date of the merger, or By December 6, 2009, the Company was unable to sell said assets to a third party.  We also note that since the Company was unable to secure the sale of these assets, as of December 31, 2009 they had transferred to certain parties and the Company reduced the carrying value of your assets and liabilities by $65,960 (loss on disposal of assets) and recognized a $615,975 gain on the forgiveness of debt, respectively.  Note that in the event there is a related party relationship with the parties to whom such amounts are payable, the extinguishment transaction between related parties may be more appropriately recognized as a capital transaction pursuant to the guidance in ASC 470-50-40.  The extinguishment transaction between the Company and individuals may result in a gain, assuming that these individuals are not related parties, officers or promoters.  Supplementally furnish us with details regarding your relationship with the aforementioned “certain parties” and explain the nature of the “certain assets” that were transferred along with the identity of the parties to which the assets transferred.  Also, please explain how you calculated or determined both the loss on disposal of assets of $65,960 and the $615,975 gain on forgiveness of debt recognized in your 2009 financial statements.  We may have further comment upon reviewing your response.

RESPONSE:

Pursuant to the Plan and Agreement of Triangular Merger filed with the SEC on Form 8-K/A on June 9, 2009 as Exhibit 21; Section 12(e)(page 4), “Six months after the Effective Date, Human BioSystems shall sell the properties specified on Attachment E hereto to the parties named in Attachment E for the consideration described therein and pursuant to the form of the agreement described in Attachment E.  Provided, however, during the six months from the Effective Date, Human BioSystems shall attempt to sell such properties to any non affiliated third party upon the same terms as described in Attachment E.  If following such six-month period, no such non affiliated third party purchases all or any portion of such properties in the manner described in Attachment E, the portion of such properties remaining unsold shall be sold in the manner described in Attachment E.”

Pursuant to the Plan and Agreement of Triangular Merger filed with the SEC on Form 8-K/A on June 9, 2009 as Exhibit 21; Attachment E (page 48) describes the “certain assets” that were transferred and the parties to whom the assets were transferred.  None of the parties listed on Attachment E were related to the company at the time of transfer and their combined stock holdings in San West, Inc. at the time of transfer represented 0.079% of the outstanding shares on the date of transfer.  The individuals listed in attachment E at the time of the merger are as follows:

Harry Masuda, former HBS CEO, CFO, Director

Paul Okimoto, former HBS Chairman, Secretary and Vice President

David Winter, former HBS President

Luis Toledo, former HBS Chief Medical Officer

 The total owed to these individuals was comprised of unpaid wages as of the date of the merger or $615,975 which was $68,158 ($615,975 - $547,817 liabilities as of 12/31/08 disclosed on Attachment E) greater than the total liability amount disclosed in Attachment E due wages accruing during the 5 months between 12/31/08 and the date of the merger, 6 /5/09.

The $65,960 loss on the disposal of assets was equivalent to the net book value of assets on the books of HBS which were assumed by the accounting acquirer pursuant to ASC 805-40-45 on the date of the merger and which transferred to the individuals listed in Attachment E after the six month sale period for which the Company was unable to find a buyer.

The $615,975 debt was assumed by the Company as a result of the merger pursuant to ASC 805-40-45.  The gain on the forgiveness of debt was due to the Company’s obligation for the $615,975 being extinguished as a result of the Company being unsuccessful in selling the assets listed in Attachment E and the assets transferring to the individuals above in exchange for forgiveness of their debt.

Statement of Stockholder’s Equity

Note K – Capital Stock, page F-15

COMMENT 6.

We note several issuances of shares of common stock for services and cash.  As it appears that shares issued on similar dates may have been valued differently, please tell us and revise your notes to the financial statements in future filings to disclose the reasons for those differences, and to explain for any shares issued for services whether these transactions were valued at the fair value of the services rendered if more reliably measurable.  We may have further comment upon reviewing your response.

RESPONSE:

We will be sure to disclose the nature of the differences in valuation on all future filings where shares issued for cash and services on similar dates appear to have differing values.  Supplementally, all stock issued for services is valued at the closing price of the Company’s common stock on the date the related shares are due.  The actual issuance of shares is typically at a later date due to administrative processes.

Please find enclosed our responses to your comments faxed to us on May 2, 2011.  Please feel free to contact Frank Drechsler at 714-968-9230 (phone), 714-968-6840 (fax) or fjdrechsler@yahoo.com if you have any questions or require further information. We filed our 2010 Form 10-K/A on May 23, 2011.  We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Cordially,

Frank Drechsler

4